CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED AUGUST 31, 2008 AND 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31 2008	February 29 2008
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$10,110,840	$19,623,847
Amounts receivable	729,133	631,446
Restricted cash	3,258,450	13,335,124
Trade receivable from a related party (note 10)	1,301,032	593,434
Diamond inventory and supplies (note 4)	5,313,053	3,465,853
Prepaids and deposits	1,044,776	946,858
	21,757,284	38,596,562

Property, plant and equipment (note 5)	75,415,984	64,831,636
Mineral property interests (note 6)	37,386,417	25,247,937
Other assets and deposits	2,826,498	3,200,112
Reclamation deposits (note 8)	1,903,271	1,816,877

	$139,289,454	$133,693,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	5,587,218	$4,420,212
Amounts owing pursuant to acquisition (Note 6(a))	3,878,016	294,402
Amounts due to related parties (note 10)	56,657	49,604
Income taxes	1,273,521	890,332
Current portion of capital lease obligations (note 7)	6,573,436	6,847,751
	17,368,848	12,502,301

Long-term liabilities
Capital lease obligations (note 7)	5,833,697	7,955,548
Future income taxes	14,426,959	12,430,100
Reclamation obligation (note 8)	3,167,790	1,755,820
	23,428,446	22,141,468

Non-controlling interest	5,513,309	11,934,548

Shareholders' equity
Share capital (note 9)	119,952,533	112,095,390
Warrants (note 9(c))	1,693,197	1,693,197
Contributed surplus	3,390,983	2,332,882
Deficit	(32,057,862)	(29,006,662)
	92,978,851	87,114,807
Nature and continuance of operations (note 1)
Subsequent events (note 11)
Contingencies and commitments ( note 12)

	$139,289,454	$133,693,124

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dominique de la Roche

Dr. John Bristow	Dominique de la Roche
Director, Chief Executive Officer	Director, Chief Financial Officer

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31		Six months ended August 31
	2008	2007	2008	2007

Revenue
Rough diamonds sales (note 10(a))	$9,912,702	$14,021,974	$17,007,623	$21,702,746
Contract diamond sales	4,356	179,975	160,576	179,975
Other sales	250,799	20,515	330,590	24,576
	10,167,857	14,222,464	17,498,789	21,907,297
Cost of sales
Cost of rough diamonds sales	(7,650,605)	(5,656,083)	(12,259,173)	(12,756,614)
Cost of contract diamond sales	–	(152,979)	–	(152,979)
Amortization and depletion	(2,672,728)	(1,975,013)	(5,246,960)	(3,654,569)
Operating profit (loss)	(155,476)	6,438,389	(7,344)	5,343,135

Expenses
Accretion of reclamation obligation (note 8)	98,779	58,543	167,402	114,014
Exploration	(32,976)	303,644	271,182	466,167
Foreign exchange loss (gain)	831,009	(641,267)	624,887	(3,497,377)
Interest on capital leases	440,378	471,195	903,195	904,239
Convertible note accretion and interest expense	162,790	85,774	248,831	696,105
Legal, accounting and audit	639,568	65,762	776,895	468,164
Office and administration	867,755	699,896	1,839,810	2,351,880
Shareholder communications	119,330	69,792	198,975	125,522
Stock-based compensation - exploration (note 9(b))	134,619	6,462	337,243	10,472
Stock-based compensation - administration (note 9(b))	237,883	25,611	720,858	29,179
Travel and conferences	107,806	125,804	319,709	411,026
Transfer agent	34,646	6,893	44,697	63,322
	3,641,587	1,278,109	6,453,684	2,142,713
Other items
Write-off of amounts receivable	–	–	–	224,942
Loss (gain) on disposal of equipment	283,785	(25,277)	304,753	57,143
Interest income	(742,169)	(485,753)	(2,123,452)	(708,035)
Write-down of mineral property interests	–	–	–	15,648
	(458,384)	(511,030)	(1,818,699)	(410,302)

Loss (profit) before income taxes	3,338,679	(5,671,310)	4,642,329	(3,610,724)
Income tax (recovery) expense	(110,367)	26,894	157,629	26,894
Future income tax (recovery) expense	(592,800)	1,741,627	(1,274,808)	1,096,191
Loss (profit) before non-controlling interest	2,635,512	(3,902,789)	3,525,150	(2,487,639)
Non-controlling interest	(589,003)	3,471,580	(677,288)	3,977,875
Loss (profit) for the period before discontinued operations	2,046,509	(431,209)	2,847,862	1,490,236
Loss from discontinued operations (Note 6(d))	203,338	–	203,338	–
Loss (profit) for the period	2,249,847	(431,209)	3,051,200	1,490,236
Other comprehensive (income) loss	–	–	–	–
Total Comprehensive (Income) Loss	$2,249,847	$(431,209)	3,051,200	$1,490,236

Basic and diluted loss (income) per common share	$0.01	$(0.002)	$0.01	$0.01

Weighted average number of
common shares outstanding	238,041,569	187,131,953	237,963,291	143,372,763

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Six months ended August 31		Nine months ended February 29
		2008		2008
		(unaudited)		(audited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	223,755,854	$112,095,390	186,976,219	$88,903,530
Share purchase options exercised at $0.40 per share	–	–	107,917	43,167
Share purchase options exercised at $0.42 per share	–	–	145,000	60,900
Private placement November 2006, net of issue costs at $0.47 per share	–	–	–	4,160
Private placement January 2008, net of issue costs at $0.60 per share	–	–	24,101,526	13,860,916
Commission consideration for private placement at $0.60 per share	–	–	500,000	300,000
Warrants exercised at $0.60 per share	–	–	2,400,000	1,440,000
Consideration for acquisition of property net of issue cost at $0.78 per share (note 6)	–	–	7,848,663	6,081,842
Consideration for additional interest net of issue cost at $0.55 per share (note 6(b))	14,285,715	7,857,143	–	–
Consideration for property finders fees at $0.78 per share	–	–	1,676,529	1,307,693
Fair value of stock options allocated to shares issued on exercise	–	–	–	93,182
Balance at end of the period	238,041,569	$119,952,533	223,755,854	$112,095,390

Warrants
Broker warrants issued as consideration for private placement		1,693,197		1,693,197
		$1,693,197		$1,693,197

Contibuted surplus
Balance at beginning of the period		2,332,882		599,749
Stock-based compensation (note 10(b))		1,058,101		1,826,315
Fair value of stock options allocated to shares issued on exercise		–		(93,182)
Balance at end of the period		$3,390,983		$2,332,882

Deficit
Balance at beginning of the period		(29,006,662)		(19,603,634)
Loss for the period		(3,051,200)		(9,403,028)
Balance at end of the period		$(32,057,862)		$(29,006,662)

TOTAL SHAREHOLDERS' EQUITY		$92,978,851		$87,114,807

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31		Six months ended August 31
Cash provided by (applied to):	2008	2007	2008	2007

Operating activities
Profit (Loss) for the period	$(2,249,847)	$431,209	$(3,051,200)	$(1,490,236)
Items not affecting cash
Accretion of reclamation obligation	98,779	58,543	167,402	114,014
Amortization and depletion	1,794,224	1,198,863	3,625,611	2,000,686
Amortization of capital lease equipment	878,504	776,150	1,621,349	1,575,640
Write-off of amounts receivable	–	–	–	224,942
Write-down of mineral property interests	(895,590)	–	(470,615)	–
Non cash convertible note accretion and interest expense	–	–	–	862,765
Stock-based compensation (note 10(b))	372,502	32,073	1,058,101	39,651
Unrealized foreign exchange gain	1,553,769	(1,050,503)	1,968,720	(4,370,588)
Loss (profit) on disposal of equipment	283,785	(25,277)	304,753	57,143
Loss on sale of dicontinued operations	–	–	–	–
Future income tax (recovery) expense	(592,800)	1,741,627	(1,274,808)	1,105,854
Provision for site reclamation	–	(21,209)	–	(495,233)
Non-controlling interest	(589,004)	3,471,580	(677,287)	3,977,875
Changes in non-cash working capital items
Accounts receivable	430,708	1,292,828	(97,687)	413,766
Amounts due to and from related parties	(233,875)	(1,955,508)	(707,599)	307,335
Inventory	743,635	(2,839,111)	(1,716,400)	(3,381,926)
Prepaids and deposits	2,198,419	1,147,334	(97,918)	(920,474)
Accounts payable and accrued liabilities	1,874,246	68,796	1,167,006	2,765,861
Income taxes	66,125	(270,051)	383,189	(1,284,512)
Cash provided by (used in) operating activities	5,733,580	4,057,344	2,202,617	1,502,563

Investing activities
Acquisition of Saxendrift Mine (Pty) Limited, net of cash acquired (Note 6(a))	–	–	(12,205,245)	–
Proceeds on sale of shares in subsidiary	2,537,066	–	2,537,066	(1,201,297)
Restricted cash	(316,583)	101,464	10,244,319	(15,540,656)
Mineral property acquisitions	–	(1,500,602)	(479,618)	(1,123,072)
Purchase of equipment	(7,871,929)	(4,422,740)	(9,138,289)	(10,657,138)
Proceeds received on disposal of equipment	76,943	382,903	216,370	627,821
Other assets and deposits	(290,912)	(2,282,593)	373,614	(3,792,937)
Reclamation deposits	(43,791)	(680,821)	(86,394)	(712,502)
Reclamation obligation	–	–	-	(21,294)
Cash provided by (used in) investing activities	(5,909,206)	(8,402,389)	(8,538,177)	(32,421,075)

Financing activities
Principal repayments under capital lease obligations	(2,189,963)	(1,854,825)	(4,583,049)	(3,642,905)
Addition of capital lease obligations	14,213	–	1,033,647	–
Common shares and warrants issued for cash, net of issue costs	–	194,360	–	56,642,791
Amounts received (paid) to related parties	(25,570)	1,131,580	7,053	258,845
Amounts paid pursuant to property acquisition	(94,174)	(6,660,406)	364,901	(3,774,897)
Repayment of credit facility	–	–	–	(11,000,000)
Credit facility	–	–	–	5,000,000
Repayment of loans payable to related parties	–	–	–	(12,474,500)
Loans payable to related parties	–	–	–	1,194,519
Cash provided by (used in) financing activities	(2,295,494)	(7,189,291)	(3,177,448)	32,203,854

Increase (decrease) in cash and equivalents during the period	(2,471,120)	(11,534,336)	(9,513,008)	1,285,341

Cash and equivalents, beginning of period	12,581,960	32,626,376	19,623,848	19,806,699

Cash and equivalents, end of period	$10,110,840	$21,092,040	10,110,840	$21,092,040

Cash and equivalents is comprised of:	$10,110,840	$21,092,040	$10,110,840	$21,092,040
Cash and equivalents	$12,295,460	$21,092,040	$12,295,460	$21,092,040
Cash equivalent (Bank overdraft)	$(2,184,620)	$–	$(2,184,620)	$–

Interest paid during the period	$162,790	$85,774	$248,831	$696,105
Interest received	$742,169	$485,753	$2,123,452	$1,007,769
Income taxes paid during the period	$(66,125)	$270,051	$(383,189)	$1,143,001

Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrants - consideration for private placement	$–	$–	$–	$1,693,197
Issuance of common shares - consideration for private placement	$–	$–	$–	$568,588
Issuance of commons shares as consideration for additional interest	$–	$–	$7,857,143	$–
Fair value of stock options allocated to shares issued upon exercise	$–	$9,090	$–	$2,078
Equipment acquired under capital lease (note 6)	$14,214	$1,136,242	$1,033,648	$7,316,459

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Diamonds Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production, acquiring and exploring natural resource properties. The Company’s principal mineral property interests are located in South Africa.

Operating results for the three and six months ended August 31, 2008 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2009.

The Company has estimated that it will have adequate funds from existing working capital to meet its corporate, operational, development, administrative and property obligations for the coming year. The Company will periodically need to obtain additional financing, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for the Company’s mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company’s continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s nine months ending February 29, 2008 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity, as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at August 31, 2008 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of February 28, 2009.

There were no changes to the Company’s approach to capital management during the six months ended August 31, 2008. The Company is not subject to externally imposed capital requirements as at August 31, 2008

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying value of the Company’s cash and equivalents, amounts receivable, restricted cash, trade receivable from a related party, reclamation deposits accounts payable and accrued liabilities, due to/from related parties and capital lease obligations approximate their fair values.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and trade receivable

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

from a related party. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual
August 31, 2008	amount	cash flow	2009	2010	2011
Accounts payable
and accrued
liabilities	$5,587,218	$5,587,218	$5,587,218	$–	$–

Amounts due to
related parties	56,657	56,657	56,657	–	–
Capital lease
obligations	12,407,133	13,958,898	7,792,405	5,293,489	873,004

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

The exposure of the Company’s cash and equivalents, amounts receivable and amounts due from related parties to foreign exchange risk is as follows:

Currency	August 31, 2008	February 29, 2008
South African Rand	$11,434,719	$16,362,773
Other	29,940	1,127,790
Total Financial Assets	$11,464,659	$17,490,563

The exposure of the Company’s accounts payable and accrued liabilities, amounts due to related parties and capital lease obligations to foreign exchange risk is as follows:

Currency	August 31, 2008	February 29, 2008
South African Rand	$17,375,257	$18,909,003
Total Financial Liabilities	$17,375,257	$18,909,003

Sensitivity analysis:

A 10 percent change of the Canadian dollar against the ZAR at August 31, 2008 would have changed net loss by $221,382. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis:

A 10 percent change of the prime rate for the period August 31, 2008 would have changed net loss by $90,320. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

(iii) Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company’s 2009 fiscal year. The Company’s assessment and disclosure of its ability to continue as a going concern is disclosed in Note 1.

(iv) Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section is effective for the Company’s 2009 fiscal year. Upon adoption of this standard, the Company concluded that there were no material differences between the new standard and the Company’s current accounting policy for its diamond and supplies inventory.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. While the Company has begun assessing the impact of adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	DIAMOND INVENTORY AND SUPPLIES

	As at	As at
	August 31, 2008	February 29, 2008

Rough diamond inventory	$2,041,222	$830,780
Work in progress	775,758	433,074
Mine supplies	2,047,669	1,990,699
Fuel, oil and grease	448,404	211,300
Total inventory and supplies	$5,313,053	$3,465,853

5.	PROPERTY, PLANT AND EQUIPMENT

	As at August 31, 2008
		Accumulated	Net book
	Cost	amortization	value
Land	$6,970,440	$–	$6,970,440
Processing plant and equipment	46,248,344	3,352,204	42,896,140
Processing plant and equipment under capital lease	28,436,963	5,023,419	23,413,544
Office equipment	854,631	101,771	752,860
Vehicles and light equipment	1,650,353	375,387	1,274,966
Vehicles and light equipment under capital lease	154,324	46,290	108,034
	$84,315,055	$8,899,071	$75,415,984

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

	As at February 29, 2008
		Accumulated	Net book
	Cost	amortization	value
Land	$3,936,092	$–	$3,936,092
Processing plant and equipment	35,421,362	1,474,746	33,946,616
Processing plant and equipment under capital lease	27,850,217	2,961,508	24,888,709
Office equipment	815,209	8,476	806,733
Vehicles and light equipment	1,389,566	259,538	1,130,028
Vehicles and light equipment under capital lease	154,323	30,865	123,458
	$69,566,769	$4,735,133	$64,831,636

6.	MINERAL PROPERTY INTERESTS

	As at	As at
Acquisition Costs	August 31, 2008	February 29, 2008
Durnpike Investments (Pty) Limited
Balance, beginning of period	$25,247,936	$24,121,854
Acquisition costs	55,747	1,822,138
Adjustment to mineral property cost	(178,661)	–
Financial, legal, advisory, and other fees	–	4,216
Site closure and reclamation obligation recognized	–	230,622
Future income tax liability	(118,993)	419,050
Change in Future Income Tax rate	(132,447)	–
Depletion of mineral properties during the period	(661,651)	(1,349,944)
Durnpike Investments (Pty) Limited, end of period	24,211,931	25,247,936

Ricardo Property	–	1

Saxendrift Mine (Pty) Ltd
Balance, beginning of period	$–	$–
Acquisition costs	9,822,979	–
Adjustment to mineral property costs	649,288
Financial, legal, advisory, and other fees	76,772	–
Future income tax liability	2,932,235	–
Depletion of mineral properties during the year	(306,788)	–
Saxendrift Mine (Pty) Ltd, end of period	13,174,486	–

Balance, end of period	$37,386,417	$25,247,937

In April 2008, the Company completed the acquisition of Saxendrift Mine (Pty) Ltd a South African private company with an alluvial diamond property in the Middle Orange river area. The cash consideration paid of $15,256,809 comprised of $9,899,763 for mineral rights, $6,245,700 for property, plant and equipment, $130,800 for inventory, $786 for other assets and a reclamation obligation of $1,020,240.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(a)	Acquisition of Saxendrift Mine (Pty) Ltd.

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

	•	the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

	•	a series of large remnant alluvial diamond terraces;

	•	the material plant, machinery, equipment and other movable assets owned and/or used by THO;

	•	certain employees of THO; and

	•	a rehabilitation liability which will be taken over by the Company.

On April 11, 2008 the Company completed the MORO acquisition. The substantive conditions to the Transaction have been fulfilled and the Company completed the MORO acquisition. Registration of transfer to Saxendrift Mine Pty (Ltd) of the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects has already been obtained. Cession of the Niewejaarskraal mining right is still awaited at this time from the DME, and the Remhoogte prospecting right is in the process of being renewed.

The results of the Saxendrift operations have been included in the consolidated financial statements since April 11, 2008, the date of acquisition. The following table summarizes the total purchase consideration of the Saxendrift assets:

	Amount	Amount
	(ZAR)	($)
Cash advanced to fund Rockwell’s acquisition of 100% of	93,312,269	12,205,245
Saxendrift
Cash committed to fund	23,330,000	3,051,564
Total purchase consideration	116,642,269	15,256,809

The total acquisition price has been allocated to the net assets acquired and liabilities assumed of Saxendrift as follows:

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

	Amount	Amount
	(ZAR)	($)
Inventory	1,000,000	130,800
Plant and equipment	47,750,000	6,245,700
Other assets	6,009	786
Mineral property interests	75,686,260	9,899,763
Reclamation obligation	(7,800,000)	(1,020,240)
	116,642,269	15,256,809

The allocation of purchase price is based on management’s estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition, April 11, 2008.

As at August 31, 2008, the Company had the following payment commitments relating to the acquisition of Saxendrift remaining: (a) Payment of ZAR27.5 million ($3.8 million) in cash to Trans Hex subject to the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

(b)	Assumption of 74% ownership of HC Van Wyk Diamonds Ltd (“HCVW’) and Klipdam Mining Company Limited (“Klipdam”)

Effective March 1, 2008, the Company increased its ownership of HCVW and Klipdam by 34% resulting to an 85% interest by issuing 14,285,715 common shares of the Company pursuant to the June 2006 Durnpike Definitive Agreement thereby reducing the non-controlling interest to 15%. Subsequent to that, effective June 1, 2008 the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in HCVW and Klipdam, thereby reducing the Company’s interest to 74%.

(c)          Galputs Minerale Project

As provided for in the June 2006 Durnpike Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project (“Galputs”). In order for the Company to fully control the Galputs minerals rights, the South African Department of Minerals and Energy (“DME”) had to give its final written approval to transfer of the shares of Galputs from Virgilia Investments Inc. to the Company on or before May 31, 2008. Since no written approval had been received from the DME by May 31, 2008, the provisions of the agreement shall not be enforced and as a result all parties have been restored to a position prior to entering the agreement.

(d)          Disposal of discontinued operations – Minera Ricardo

During the period ended August 31, 2008, the Company sold its 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile known as the Ricardo Property through the sale of all its shares in Minera Ricardo Resources Inc. S.A. (“Minera Ricardo”) to Hunter Dickinson Acquisitions Inc., a company with certain directors and officers in common, for a nominal price of $1, resulting in a loss of $203,338. Accordingly, the results of operations of Minera Ricardo have been segregated and presented separately as

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

discontinued operations in the consolidated financial statements. The results of discontinued operations, including the loss on the sale of assets, were as follows:

Period ended
August 31, 2008

Revenue	$–
Loss from operations until July 14, 2008	(135.528)
Loss on disposal	(67,810)
Income tax effect	–
Loss from sale of discontinued operations	$(203,338)

7.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	August 31, 2008	February 29, 2008
ELB Finance	$–	$105,418
Stannic	1,646,284	2,093,869
Wesbank	197,069	319,236
Nedbank	568,764	1,842,519
Komatfin	9,995,016	10,442,257
	$12,407,133	$14,803,299

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

As at
August 31, 2008
2009	$7,792,405
2010	5,293,489
2011	873,004
Total minimum lease payments	13,958,898
Less interest portion	(1,551,765)
Present value of capital lease obligations	12,407,133
Current portion	(6,573,436)
Non-current portion	$5,833,697

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	RECLAMATION OBLIGATION

The continuity of the provision for site closure and reclamation costs related to the Holpan, Wouterspan, Klipdam owned by the Durnpike Investments subsidiary and Saxendrift mines, are as follows:

	As at	As at
	August 31, 2008	February 29,
		2008
Durnpike Investments (Pty) Limited
Balance, beginning of period	$1,755,820	$1,361,557
Changes during the period:
Site closure and reclamation obligation recognized		230,622
Foreign exchange on reclamation	165,832	(300,675)
Accretion expense	114,538	464,316

Durnpike Investments (Pty) Limited, end of period	$2,036,190	$1,755,820

Saxendrift Mines (Pty) Limited
Balance, beginning of period	$-	$-
Changes during the period:
Site closure and reclamation obligation recognized	1,020,240	-
Foreign exchange on reclamation	58,496	-
Accretion expense	52,864	-

Saxendrift Mines (Pty) Limited, end of period	$1,131,600	$-

Balance, end of period	$3,167,790	$1,755,820

The estimated amount of the reclamation costs, adjusted for estimated inflation at 9% per year, is $732,688 for the Klipdam mine in the year 2011, $1.3 million for the Holpan mine in the year 2013 and $3.8 million for the Wouterspan mine in the year 2027 and is expected to be spent over periods of approximately three years beginning in 2011, 2013 and 2027 respectively. The estimated reclamation costs for Saxendrift is $1,131,600 which is the amount that had been established by an independent consultant during the acquisition process. As no gravel mining has taken place yet it has not been necessary to adjust this amount. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 13%, to arrive at a net present value of $3,167,790. The accretion of $167,402 (2008 – $464,316) is charged to the statement of operations. During the period the Company revised the site closure and reclamation obligation.

As required by regulatory authorities, at August 31, 2008, the Company had cash reclamation deposits totaling $1,903,271 (2008 – $ 1,816,877) comprised of $1,743,883 (2008 – $ 1,657,489) for the Holpan and Wouterspan mines and $159,388 (2008 – $159,388) for the Klipdam mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 9.5% to 11%.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

9.	SHARE CAPITAL

	(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none have been issued.

	(b)	Share purchase options

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The continuity of share purchase options for the six months ended August 31, 2008 is as follows:

	Exercise	February 29			Expired/	August 31
Expiry date	price	2008	Granted	Exercised	cancelled	2008
March 28, 2008	$ 0.50	150,000	–	–	150,000	–
July 10, 2010	$ 0.68	300,000	–	–	–	300,000
September 24, 2012	$ 0.62	5,903,000	–	–	–	5,903,000
November 14, 2012	$ 0.63	1,109,000	–	–	2,500	1,106,500
June 20, 2011	$ 0.45	–	1,150,000	–	–	1,150,000
		7,462,000	1,150,000	–	152,500	8,459,500

Weighted average exercise price		$ 0.62				$ 0.60

As at August 31, 2008, 2,823,166 of the options outstanding with a weighted average exercise price of $0.60 per share have vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended		Six months ended
	August 31		August 31
	2008	2007	2008	2007
Exploration and engineering	$134,619	$6,462	$337,243	$10,472
Operations and administration	237,883	25,611	720,858	29,179
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$372,502	$32,073	$1,058,101	$39,651

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

	Three months ended		Six months ended
	August 31		August 31
	2008	2007	2008	2007
Risk free interest rate	4%	4%	4%	4%
Weighted average expected life	4.8 years	2.0 years	4.8 years	2.0 years
Weighted average expected volatility	114%	88%	114%	88%
Expected dividends	nil	nil	nil	nil

c)           Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended August 31, 2008 is:

Expiry date	November 22, 2008	(i)	May 09, 2009	(ii)	May 09, 2009	(iii)
Exercise price	$0.80		$0.70		$0.70
Balance, February 29, 2008	39,600,000		116,007,154		5,772,000
Issued	–		–		–
Exercised	–		–		–
Expired	–		–		–
Balance, May 31, 2008	39,600,000		116,007,154		5,772,000

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 expiring on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70.

(iii)

In May 2007, the Company issued 5,772,000 broker warrants exercisable over two years at $0.70 expiring on May 9, 2009. Using a Black-Scholes option pricing model, the fair value of the 5,772,000 broker warrants granted in the amount of $1,693,197 have been reflected in the consolidated balance sheet. The weighted-average assumptions used to estimate the fair value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	August 31, 2008	February 29,2008
Banzi Trading (h)	$3,819	$–
Jakes Tyres (i)	48,699	49,604
CEC Engineering (c)	4,139	–
	$56,657	$49,604
Balances receivable
Hunter Dickinson Services Inc. (a)	$246,166	$78,504
Flawless Diamonds Trading House (g)	980,558	477,298
Banzi Trade 26 (Pty) Ltd (h)	38,336	33,744
Diacor CC (k)	35,972	3,888
	$1,301,032	$593,434

	Three months ended		Six months ended
	August 31		August 31
Transactions	2008	2007	2008	2007
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$131,362	$220,869	$380,708	$533,023
Euro-American Capital Corporation (b)	–	8,148	–	14,000
CEC Engineering (c)	14,289	15,275	14,289	29,723
Jeffrey B Traders CC (d)	–	27,063	–	68,958
Seven Bridges Trading (e)	37,128	13,189	67,992	33,605
Cashmere Trading (f)	9,483	121,339	19,295	164,696
Banzi Trade 26 (Pty) Ltd (h)	4,927	4,152	12,573	256,094
Jakes Tyres (i)	148,644	135,872	348,037	403,233
AA Van Wyk (j)	–	152,979	–	326,956
Diacor CC (k)	32,696	–	36,314	–

Sales rendered to:
Flawless Diamonds Trading House (g)	$9,912,702	$14,201,949	$17,007,623	$21,882,721

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company equally owned by several public companies, one of which is Rockwell, and has certain directors in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated June 1, 2008. There are no specific terms of repayment.

(b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provided management services to the Company at market rates for those services, until February 29, 2008

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(d)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provides management and marketing services to the Company at market rates.

(e)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(f)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(g)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the period, Banzi provided the Company with buildings materials at market rates.

(i)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

(j)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provided contract mining services at market rates until February 29, 2008.

(k)	Diacor CC is a private company with certain directors and officers in common with the Company that purchases consumable materials at market rates.

11.	SUBSEQUENT EVENTS

(a) Outstanding Niewejaarskraal mining rights

On April 11th, 2008 all the conditions precedent to the Saxendrift acquisition had been met, however the Niewejaarskraal new mining order rights were still outstanding and are subject to the approval of the South African Department of Minerals and Energy.

12.	CONTINGENCIES AND COMMITMENTS

(a)

In connection with the property described in the Company’s audited annual consolidated financial statements for the nine months ending February 29, 2008, one of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement denied the validity of that agreement. The other 50% shareholder disputes

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and six months ended August 31, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of the dispute.

The Company will obtain formal legal advice from counsel and evaluate its available remedies. Although the outcome is not currently determinable the project is not a material operation of the Company. During the third quarter of fiscal 2008 the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession.

(b)

In April 2007 the Company, entered into an agreement in relation to its Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. As at August 31, 2008 the Company has paid the final consideration to Folmink Delwery CC.

(c)

As at August 31, 2008, the Company had the following payment commitments relating to the acquisition of Saxendrift remaining: (a) Payment of ZAR27.5 million ($3.8 million) in cash to Trans Hex subject to the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.